March 12, 2020
Via E-mail

Daniel P. Raglan, Esq.
Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, NY 10281


       Re:     Potbelly Corporation
               Soliciting Materials filed pursuant to Rule 14a-12
               File No. 001-36104
               Schedule 13D/A
               File No. 005-87909
               Filed March 2, 2020 by Vann A. Avedisian Trust U/A 8/29/85; Intrinsic
                       Investment Holdings, LLC; KGT Investments, LLC; Bryant
L. Keil;
                       and Neil Luthra

Dear Mr. Raglan:

       We have reviewed the above-captioned filings and have the following comment.

       Please respond to this letter by amending the referenced filings and/or by providing the requested information. After reviewing any amendment to the filings and any information provided in response to this comment, we may have additional comments.

       If you do not believe our comment applies to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

1. Refer to row 2(b) of the respective cover pages in your amended Schedule 13D filed March
   2, 2020. Notwithstanding the apparent decision by each of the reporting persons to disclaim membership in a group, please provide us with a brief analysis as to whether or not the parties constitute a group within the meaning of Rule 13d-5(b) given the existence of a joint filing agreement and a coordinated effort to engage in a solicitation subject to Regulation
   14A. At a minimum, it appears as though the parties are acting as a group for the purpose of holding the issuer's equity securities.


                                              *   *   *
 Daniel P. Raglan, Esq.
Cadwalader, Wickersham & Taft LLP
March 12, 2020
Page 2

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to me at (202) 551-7951. You may also contact David
Plattner, Special Counsel, at (202) 551-8094.


                                                            Sincerely,

                                                            /s/ Joshua Shainess

                                                            Joshua Shainess
                                                            Special Counsel
                                                            Office of Mergers
and Acquisitions